JPMorgan Chase Bank, N.A., Depositary
PO Box 64873 Saint Paul MN 55164-0873

XINYUAN REAL ESTATE CO., LTD.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
REPRESENTING COMMON SHARES OF
XINYUAN REAL ESTATE CO., LTD.

Please refer to the reverse side of this card for the resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. **PLEASE NOTE**: Marking this box voids any other instructions indicated hereon. ☐

Sign below Date:________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

RESOLUTIONS

1. To approve, ratify and confirm in all respects by a special resolution, a potential spin-off transaction through which XIN would transfer certain assets, liabilities, and operations in the People's Republic of China to XIN SpinCo, a wholly-owned subsidiary of XIN incorporated as an exempted company in the Cayman Islands ("XIN SpinCo") and distribute XIN SpinCo shares (the "Spin-Off Shares") as a dividend to the existing shareholders of XIN as of July 8 2025 (the "Record Date") on a pro-rata basis (the "Spin-Off"). As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus.

2. Subject to the approval and consummation of the Spin-Off as proposed, to approve, ratify and confirm in all respects by a special resolution, an offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the "Restructuring"). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined in the proxy statement). In connection with the Restructuring, the Company will issue the New Shares and the New Perpetual Securities, and XIN SpinCo will issue the New Senior Notes (each as defined in the proxy statement and/or in the Restructuring Term Sheet).

Xinyuan Real Estate Co., Ltd.
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873 Saint Paul MN 55164-0873

Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received advice that an Extraordinary General Meeting of Shareholders (the "Meeting") of Xinyuan Real Estate Co., Ltd. (the "Company") will be held at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People's Republic of China, on July 29, 2025, at 10:00 a.m. (local time), and at any adjournment or postponements thereof, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, as the case may be, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Daylight Time), July 25, 2025. Only the registered holders of record at the close of business July 8, 2025, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Common Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Common Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business July 8, 2025, at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the person designated by the Company, the underlying Common Shares represented by your ADRs will be voted by the person designated by the Company in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Common Shares represented by such ADRs will not be voted by the Depositary at the Meeting.

More information regarding the Meeting, including the Notice of Meeting, is also available through the Company's website at https://ir.xyre.com and on the SEC's website at https://www.sec.gov/

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 9:00 a.m. (Eastern Daylight Time), July 25, 2025.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.